Exhibit 21
Subsidiaries
The following is a list of subsidiaries of Stanley Furniture Company, Inc. as of December 31, 2008:

Jurisdiction
Name of Subsidiary	of Organization

Stanley Furniture of Stanleytown, LLC	Virginia

Stanley Furniture of Robbinsville, LLC	North Carolina

Stanley Furniture of Lexington, LLC	North Carolina